CODE OF ETHICS

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal securities transactions and holdings;

•	Reporting of violations of the code; and

•	The provision of the code to all supervised persons.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, Tekne and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. Questions regarding the Code of Ethics should be directed to the CCO.

All Employees must act with competence, integrity, and in an ethical manner when dealing with Clients, Investors, the public, prospects, third-party service providers, and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Tekne’s services, and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Tekne must act in its Clients’ best interests. Neither Tekne nor any Employee should ever benefit at the expense of any Client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about Tekne’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by Tekne or its Employees could have severe negative consequences for Tekne, its Clients and Investors, and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who had no involvement in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the Managing Partner on the matter. Any problems identified during the review will be addressed in ways that reflect Tekne’s fiduciary duty to its Clients.

Retaliation against any Employee who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should notify the CCO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory, or criminal sanctions. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Distribution of the Code of Ethics and Acknowledgement of Receipt

Tekne will distribute this Manual, which contains the Company’s Code of Ethics, to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.

All Employees must acknowledge that they have received, read, understood, and agree to comply with Tekne’s policies and procedures described in this Manual, including this Code of Ethics. Each Employee should complete the attached Compliance Manual Acknowledgement Form and submit the completed form to the CCO upon commencement of employment, annually, and following any amendment to the Code of Ethics. The CCO shall maintain a Code of Ethics Acknowledgement Log to track Employees’ acknowledgements.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including Tekne, Employees, and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for Tekne, its Employees, and/or Clients and Investors. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

Tekne’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve Tekne and/or its Employees on one hand, and Clients and/or Investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and/or Investors over the interests of Tekne and its Employees. To help identify any such conflicts, Employees are required to complete an Annual Compliance Questionnaire (see attached). If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the CCO’s attention.

In some instances conflicts of interest may arise between Clients and/or Investors. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Clients or Investors have been unfairly disadvantaged. Employees should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients and/or Investors has not been appropriately addressed.